UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  001-35572
CUSIP Number:  20585P
NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: April 30, 2016

|_|           Transition Report on Form 10-K
|_|           Transition Report on Form 20-F
|_|           Transition Report on Form 11-K
|_|           Transition Report on Form 10-Q
|_|           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
PART I
REGISTRANT INFORMATION

Xura, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

200 Quannapowitt Parkway
Address of Principal Executive Office (Street and Number)

Wakefield, MA 01880
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| |	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Xura, Inc. (the “Company”) has determined it will not be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2016 (the “Form 10-Q”) on or before the fifth calendar day following the due date of such report.

For reasons previously disclosed, the Company was unable to file timely its Annual Report on Form 10-K for the fiscal year ended January 31, 2016 (the “Form 10-K”). The Form 10-K was filed on May 23, 2016. The Company's management and its financial reporting, accounting and tax personnel were also engaged in ongoing negotiations for the sale of the Company at a purchase price of $25 per share. As previously disclosed, on May 23, 2016, the Company entered into an Agreement and Plan of Merger with affiliates of Siris Capital Group, LLC.

As a result of the delay in the filing of the Form 10-K, and the focus of the Company’s finance, accounting and tax team on the filing of the Form 10-K, the Company's preparation and review of its Form 10-Q cannot be accomplished in order to permit a timely filing without unreasonable effort and expense. In addition, the Company is evaluating the implications on its controls and its material weaknesses reported in the Form 10-K. The Company intends to issue an earnings release with preliminary financial results and file the Form 10-Q as soon as practicable.

PART IV
OTHER INFORMATION

Jacky Wu	(781) 246-9000
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended January 31, 2016, the Company completed two material transactions:

•	the sale of its BSS business to Amdocs limited, which closed on July 2, 2015; and

•	the acquisition of Acision Global Limited (or Acision), which closed on August 6, 2015.

The impact of these transactions will be reflected in the Company’s consolidated financial statement for the fiscal quarter ended April 30, 2016 and will impact that comparability of the Company’s results for the fiscal quarter ended April 30, 2015. Accordingly, the Company expects that it will report quantitatively and qualitatively significant changes in the results of operations for the three months ended April 30, 2016 compared to the prior year period. Further, for the reasons stated above, the Company is unable to provide numerical estimates of the changes pending preparation and review of the financial statements and related disclosures for the three months ended April 30, 2016.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements.” Forward-looking statements include statements regarding the Company’s expectation in respect of the timing of the filing its Form 10-Q and the release of its preliminary results for the fiscal quarter ended April 30, 2016. Although the Company has entered into an agreement for sale of the company, the closing of such transaction is subject to risks and there can be no assurance that such transaction will ultimately be consummated. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "expects," "plans," "anticipates," "estimates," "believes," "potential," "projects," "forecasts," "intends," or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by forward-looking statements. Such risks or uncertainties may give rise to claims or regulatory issues, increase exposure to contingent liabilities and cause pressure on the Company’s stock price. In this filing, risks relating to the forward-looking statements include the complexity of the preparation of our financial statements in light of several recently completed transactions, as well as the acquisition-related, financial accounting and other risks set forth in the "Forward-Looking Statements" and Item 1A, "Risk Factors" and elsewhere in the company's Annual Report on Form 10-K, or in other subsequently filed periodic, current or other reports. The documents and reports we file with the SEC are available through us, or our website, www.xura.com, or through the SEC's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov. We undertake no commitment to update or revise any forward-looking statements except as required by law.

Xura, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 9, 2016		XURA, INC.

	By:	/s/ Jacky Wu
	Name:	Jacky Wu
	Title:	Executive Vice President and Chief Financial Officer